Exihibit 99.1

OKYO Pharma Limited

(“OKYO” or “Company”)

Change of Record Time and Last Day of Dealings

London, May 15, 2023 – OKYO Pharma Limited (Nasdaq: OKYO; LSE: OKYO) (“OKYO” or the “Company”), an ophthalmology-focused bio-pharmaceutical company which is developing OK-101 to treat dry eye disease (“DED”) to address the significant unmet need in this multi-billion-dollar market, previously announced a date of 12 May 2023 on which the cancellation of its ordinary shares of no par value each (“Ordinary Shares”) from listing on the standard segment of the FCA’s Official List and trading on the main market for listed securities of the LSE (“Main Market”) (“Delisting”) were to occur. The Delisting will now take place on Monday, 22 May 2023 to facilitate late transfers of certificated positions into CREST ahead of the Delisting.

As such, in keeping with the change of Delisting date, the Company today announces a revised timetable of principal events including a change to the record time and last day of dealings in the existing Ordinary Shares on the Main Market. The revised timetable is as follows:

Record Time	close of business on 18 May 2023
Last day of dealings in the Existing Ordinary Shares on the Main Market	19 May 2023
Main Market Delisting	8.00 a.m. on 22 May 2023
ADR Facility Termination	8.00 a.m. on 22 May 2023
Share Capital Consolidation effective	8.00 a.m. on 22 May 2023
Date for filing of registration statement on Form F-1 which will, upon effectiveness, give such holders of New Ordinary Shares the ability to freely resell such restricted securities	By 16 April 2023
Date for crediting of the New Ordinary Shares in uncertificated to DTC members’ accounts	22 May 2023
Effectiveness of New Ordinary Shares Nasdaq Listing and commencement of trading in New Ordinary Shares on Nasdaq	22 May 2023
Date of dispatch of DRS statements in respect of the New Ordinary Shares in certificated form	Within 10 Business Days of 22 May 2023

The securities to which the Delisting relates are the Ordinary Shares of OKYO Pharma Limited with ISIN GG00BD3FV870. Following the Delisting, it will no longer be possible to trade the Ordinary Shares on the Main Market or any other market of the LSE.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	+44 (0)20 7495 2379

Investor Relations	Paul Spencer	+44 (0)20 7495 2379

Optiva Securities Limited (Broker)	Robert Emmet	+44 (0)20 3981 4173